Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)

	Three months ended March 31,
	2012		2011
Income from continuing operations before income taxes (2)	$93,996		$77,979
Add fixed charges:
Interest expense	23,011		26,308
Amortization of discount on convertible notes (1)	6,350		5,873
Amortization of debt issuance expense	1,501		1,418
Interest expense-special items (2)	—		1,079
Interest portion of rent expense	4,644		4,777
Adjusted income from continuing operations	$129,502		$117,434
Fixed charges:
Interest expense	$23,011		$26,308
Amortization of discount on convertible notes (1)	6,350		5,873
Amortization of debt issuance expense	1,501		1,418
Interest expense-special items (2)	—		1,079
Interest portion of rent expense	4,644		4,777
Fixed charges	$35,506		$39,455
Ratio of earnings to fixed charges(3)	3.6	x	3.0	x

(1)	See the “Debt” note of the Notes to Consolidated Financial Statements.

(2)
Certain of the Company’s debt agreements and indentures provide for the exclusion of various special charges from applicable financial covenant coverage calculations.  The following listing of charges, which are included in the Company’s income from continuing operations before income taxes, includes certain of these excludable charges for the three months ended March 31 (in thousands):

	2012	2011
Other charges (a)	18,715	7,902
Total - non-interest expense special items	$18,715	$7,902
Interest expense special items (b)	$—	$1,079
(a) See further discussion at the "Other Charges" caption of the "Significant Accouting Policies" note of the Notes to Consolidated Financial Statements.
(b) See the "Debt" note of the Notes to Consolidated Financial Statements.

(3)
The ratio of earnings to fixed charges has been computed by adding income from continuing operations before income taxes and fixed charges to derive adjusted income from continuing operations, and dividing adjusted income from continuing operations by fixed charges.  Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.